

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2015

<u>Via E-mail</u>
Rufat Abiasov
Chief Executive Officer
KVintess F&DI Holdings Corp.
Baumana St., 62
Kazan, Russia

> **Re: KVintess F&DI Holdings Corp.**
> **Amendment No. 1 to Form 10**
> **Filed January 22, 2015**
> **File No. 000-55317**

Dear Mr. Abiasov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1A. Risk Factors, page 8</u>

1. We considered your response to comment 9 in our letter dated December 10, 2014. Please note that you are subject to the reporting requirements of the Exchange Act even though your stock is not "publicly traded." We continue to believe your risk factors should address any risk associated with Mr. Abiasov's lack of experience in running a company subject to the Exchange Act Section 12 reporting requirements. Please revise.

2. We considered your response to comment 11 in our letter dated December 10, 2014. Since your stock may be quoted on an electronic quotation system, such as the OTCBB, we continue to believe that you should include a risk factor regarding the significant stock holdings of your directors and officers.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Plan of Operation, page 17

3. We note your response to comment 13 in our letter dated December 10, 2014. Please revise to provide more detail regarding the milestones that prompt your capital needs. In this regard, please explain the extent to which the amounts identified will fund specific milestones related to your development of Kvintess Premium.

Liquidity, page 18

4. The revised disclosure in response to comment 15 provides that "[t]he maturity dates of all Company debt have been extended to dates in the period April, 2015 to August, 2017." This seems to conflict with disclosure in Note 5 to the financial statements for the nine months ended September 30, 2014 and there is no subsequent event note to provide further detail. Please specify the amount of debt and new due date for any extension.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 25

5. We considered your response to our comment 23 in our letter dated December 10, 2014. Item 201(a)(2)(ii) of Regulation S-K requires disclosure of the amount of common equity that could be sold pursuant to Rule 144. Please revise accordingly.

Item 10. Recent Sales of Unregistered Securities, page 26

6. We note your response to comment 24 in our letter dated December 10, 2014. Please note that Item 701(b) of Regulation S-K requires that you name the persons, or identify the class of persons, to whom the securities were sold. We continue to believe reference to "company founder" is confusing since the company has more than one founder. In addition, the reference to "non-principal member of founding group of the company" is unclear. Please identify the natural persons or entities to which you issued shares.

Exhibit 10.2

7. Please file a complete copy of this agreement. We note that certain information is redacted, such as the cost of the work, in section 3 of the agreement. Please also file the appendixes referenced in the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus at 202-551-3215 or me at 202-551-3780 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director